

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2021

Daniel Shribman
Chief Executive Officer
B. Riley Principal 150 Merger Corp.
299 Park Avenue, 21st Floor
New York, New York 10171

> **Re: B. Riley Principal 150 Merger Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 27, 2021**
> **File No. 333-251955**

Dear Mr. Shribman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed January 27, 2021

Registration Statement Cover Page, page 1

1. Please include a footnote to the registration fee table stating that market making activities are being registered.

Risk Factors
Provisions in our amended and restated certificate of incorporation..., page 59

2. We note that section 12.1 of your Form of Amended and Restated Certificate of Incorporation provides that: "Additionally, unless the Corporation consents in writing to the selection of an alternative forum, the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, against the Corporation or any of its directors, officers, other

employees or agents." Please reconcile with your disclosure on page 59 that excludes any claim "(C) arising under the federal securities laws, including the Securities Act as to which the Court of Chancery and the federal district court for the District of Delaware shall concurrently be the sole and exclusive forums." If this provision in section 12.1 applies to Securities Act claims please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

.

Independent Registered Public Accounting Firm's Consent, page EX-23

3.   We note that the consent indicates that the audit report includes an explanatory paragraph for a going concern issue. However; the audit report in your filing does not include an explanatory paragraph for a going concern issue. Please address this matter in an amended filing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Era Anagnosti, Esq.